Transforming Patient Outcomes with Superior Vision Gains Corporate Overview | October 2024 NASDAQ (OPT); ASX (OPT.AX) Exhibit 99.1

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First-in-class VEGF-C/D ‘trap’ inhibitor intended for combination with standard of care anti-VEGF-A therapies Composition of Matter and Methods of Use Patents through 2034; opportunities to extend beyond 2034* Sozinibercept Has the Potential to Be the First Product in 20 Years to Improve Visual Outcomes Addressing High Unmet Need Topline Data from Pivotal Trials in 2025 Substantial Market Opportunity Despite wide use of anti-VEGF-A therapy, wet AMD patients still experience loss in vision long term1 Every letter of vision counts to improve quality of life and reduce mortality Topline data anticipated for COAST (n=998) in early 2Q CY2025 and ShORe (n=986) in mid-CY2025 Current cash expected to fund operations into 3Q CY20252 Superior Lead Asset Phase 2b demonstrated superiority in combination with SOC therapy, with well tolerated safety profile Sozinibercept has the potential to improve vision for millions of patients with wet AMD Multibillion dollar commercial opportunity in a growing market with an established clinical practice Sozinibercept developed for use in combination with any anti-VEGF-A; will not compete directly with SOC therapies AMD – age-related macular degeneration; MOA – Mechanism of Action; SOC – Standard of care 1CATT Research Group; Maguire MG et al. Ophthalmology. 2016 Aug. 2Additional funding will be required to reach commercialization of sozinibercept and to meet obligations under the Development Funding Agreement ("DFA"). As a result of obligations under the DFA and applicable law regarding liquidity, the Company expects to raise or obtain additional capital in one or more transactions, earlier than 3Q CY 2025 or anticipated topline data readout dates. *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic) Proprietary Technology

~$15bn Global Market and Growing Sozinibercept Designed to Improve Visual Outcomes in Combo with VEGF-A Inhibitors; Potential to Create New Multi-Billion Dollar Class Beovu Avastin Eylea $9.4bn Vabysmo $2.8bn Lucentis ~$2.0bn Potential value proposition: Targeting Improved Visual Function Critical for Patients, Physicians and Payors Global Marketed VEGF-A Inhibitors Sozinibercept is a VEGF-C/D “Trap” Inhibitor Fits Seamlessly into Physician Practice Potential Use with Any VEGF-A Inhibitor Multi-Billion Dollar Commercial Opportunity Biosimilars The $15bn global market comprised of Eylea, Vabysmo, Lucentis revenue plus an estimate for biosimiliars, Avastin off-label, and Beovu of ~$1bn

Experienced Leadership Team Expertise and Track Record to Make a Positive Impact on the Retinal Community Fred Guerard, PharmD, MS Chief Executive Officer Tom Reilly Chief Financial Officer Parisa Zamiri, MD, PhD Chief Medical Officer Megan Baldwin, PhD, MAICD Founder, Chief Innovation Officer Mike Campbell Chief Commercial Officer Arshad M. Khanani, MD, MA, FASRS Managing Partner, Director of Clinical Research and Director of Fellowship at Sierra Eye Associates, and Clinical Professor at the University of Nevada, Reno School of Medicine Management Team Chief Medical Advisor Clinical Advisory Board Charles C. Wykoff, MD, PhD Director of Research, Retina Consultants of Texas, Chairman of Research and Clinical Trials Committee, Retina Consultants of America Tim Jackson, PhD, MB, ChB, FRCophth National Health Service, Consultant at Kings Hospital College Hospital, London Jason Slakter, MD Clinical Profession at New York University School of Medicine and partner at Vitreous Retina Macula Consultants of New York do not achieve significant vision gains 25% Despite Treatment with Standard of Care Anti-VEGF-A Therapies, the Majority of Patients Achieve Suboptimal Vision Outcomes Despite treatment with anti-VEGF-A therapy* will have further vision loss at 12+ months will have persisting macular fluid >60% >45% The majority of patients fail to achieve 20/40 vision1 Suboptimal vision is associated with decrease in Instrumental Activities of Daily Living (IADL) skills2 *Based on randomised, controlled clinical trial data; >45% fail to achieve ≥ 2 lines improvement in Best Corrected Visual Acuity (BCVA); Persisting fluid: SD-OCT CST ≥ 300 µM or Time-Domain OCT CST ≥ 250 µM IADL: Instrumental activities of daily living (complex activities related to the ability to live independently) 1Mettu PS, et al. Prog Retin Eye Res. 2021 2Hochberg C, et al. Invest Ophthalmol Vis Sci. 2012 May 31.

Hazard for All-cause Mortality1 Higher in People with Vision Impairment Every Letter Counts When Loss of Vision Potentially Leads to Increased Mortality Risk IADL – Instrumental activities of daily living; ETDRS – Early Treatment Diabetic Retinopathy Study chart 1Ehrlich JR et al. “Association between vision impairment and mortality: a systematic review and meta-analysis.” Lancet Glob Health. 2021. 2Christ SL, et al. “Longitudinal relationships among visual acuity, daily functional status, and mortality: the Salisbury Eye Evaluation Study.” JAMA Ophthalmol. 2014. < 20/40 vs. ≥ 20/40 < 20/60 vs. ≥ 20/60 < 20/200 vs. ≥ 20/60 Better Vision Worse Vision Decrease of 1 ETDRS letter per year increases mortality risk by 16%2 associated exclusively with IADL levels

Sozinibercept Has Demonstrated Improvement in Vision Gains and Reduction in Vision Loss Visual Acuity Lucentis remains the standard of care for visual improvements LUCENTIS AVASTIN (OFF LABEL) EYLEA BEOVU VABYSMO EYLEA HD OTX-TKI CLS-ASX EYP-1901 RGX-314 ADVM-022 4D-150 Tyrosine Kinase Inhibitors Gene Therapy SOZINIBERCEPT Opportunity in Wet AMD Market for an Overall Shift Towards Superior Visual Outcomes VEGF-C/D Inhibitor in Combination with Standard of Care 20/40 Low QoL High QoL Current Treatments Emerging Treatments QoL – Quality of Life Jackson, Timothy L., et al. “A randomized controlled trial of OPT-302, a VEGF-C/D inhibitor for neovascular age-related macular degeneration.” Ophthalmology. June 2023.

Sozinibercept, a Proprietary VEGF-C/D “Trap” Inhibitor, Has the Potential to Address the Limitations of Anti-VEGF-A Therapies The Problem The Solution Wet AMD is a multi-factorial disease. Treatment with VEGF-A inhibitors upregulates VEGF-C/D, driving angiogenesis and vascular permeability. When used in combination with any VEGF-A inhibitor, sozinibercept completely blocks VEGFR-2 and VEGFR-3 signaling. 1 Faricimab also has inhibitory effect on Ang-2. a Bevacizumab is used ’off-label’ for the treatment of neovascular (wet) AMD Faricimab (Vabysmo®)1 SOZINIBERCEPT

Published Evidence Supports Broader VEGF Pathway Inhibition with Sozinibercept VEGF-A and VEGF-C Induce Vascular Leakage/permeability# VEGF-A VEGF-C VEGF-C Stimulates Retinal Angiogenesis^ Circulating VEGF-C Levels Significantly Elevated in AMD Patients ⍭ Elevated VEGF-C in Aqueous Humor Following Anti-VEGF-A therapy in Wet AMD Patients* Additive Benefit of VEGF-A and VEGF-C/D Inhibition in Mouse Wet AMD Model ** ** Control AMD Plasma concentrations (pg/ml) 300 200 100 0 Control Antibody Sozinibercept Aflibercept Aflibercept + sozinibercept CNVArea 70% 78% 91% * 0 200000 400000 600000 Aqueous Humor VEGF-C (pg/ml) 10 8 66% 6 5.4 6.9 8.9 4 2 0 Baseline 1 month 2 months Bevacizumab Bevacizumab VEGF-A VEGF-C VEGF-D

Sozinibercept Is Designed to Integrate into Current Anti-VEGF-A Clinical Practice Superior visual outcomes meaningfully improves patients’ lives Intended to be administered at same anti-VEGF-A visit Patients Better vision outcomes is a high unmet medical need Designed to be agnostic to anti-VEGF-A treatment type, including biosimilars Retina Specialists Better clinical outcomes represent better health economics Visual benefits a key driver in reimbursement Payors / Insurance Companies Concentrated prescriptions in U.S. enables potential self-commercialization opportunity with lean and targeted organization

Physicians Willing to Administer Second Injection to up to 41% of Their Patients for Additional BCVA Improvement What percentage of your Wet AMD patients would you use a second injection (anti-VEGF C/D) immediately after an anti-VEGF-A injection at various levels of BCVA improvement of the combination over SoC? (Among Total Respondents, Avg. % of Patients*, n=125) BCVA improvement over 5 BCVA improvement of 4.1 - 5 BCVA improvement of 3.0 - 4 BCVA improvement under 3 24% 25% 32% 41% Average Percentage of Patients Treated with Second Injection1 TAM – Total Addressable Market 1Source: InCrowd Awareness Trial and Usage (ATU) Report, June 2024 *Averages calculated using the midpoints of each % prescribing allocation group. Callouts indicate statistical significance between groups at 90% CI. Estimate 1% Share of Wet AMD TAM Equals ~$100M+ in Sales Per Annum

PROGRAM DEVELOPMENT PHASE ANTICIPATED MILESTONES PROGRAM RESEARCH / PRECLINICAL PHASE 1 PHASE 2 PHASE 3 ANTICIPATED MILESTONES Wet Age-Related Macular Degeneration (Wet AMD) Sozinibercept For use in combination with anti-VEGF-A therapies Topline data: COAST (in early 2Q CY2025) ShORe (in mid-CY2025) Diabetic Macular Edema (DME) Sozinibercept For use in combination with anti-VEGF-A therapies Phase 3 ready Co-formulation (Sozinibercept + VEGF-A Inhibitor) Sozinibercept Co-formulation with VEGF-A Inhibitor Feasibility underway Long-term Value Opportunities for Sozinibercept Main Patent Family Extends through 2034, with Expansion Opportunities Beyond 2034* *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic)

Robust Phase 2b Trial in Wet AMD Demonstrated Superiority in Visual Outcome Treatment naïve patients with neovascular AMD Key Exclusion Criteria Subfoveal fibrosis or >25% of total lesion Haemorrhage >50% total lesion Other clinically significant ocular disease Key Inclusion Criteria Active CNV >50% lesion, classic / minimally classic / occult BCVA ≥ 25 and ≤ 60 letters CNV – choroidal neovascularisation; IVT – intravitreal; Q4W – once very 4 weeks; ITT – Intent to Treat Population, all participants who were randomised into the study irrespective of whether study medication was administered or not; Safety Population - all participants in the ITT but excluding those who did not receive at least one dose of study medication; mITT – Modified ITT Population, all participants in the Safety Population but excludes any participant without a Baseline VA score and/or any participant who did not return for at least one post-baseline visit Follow-up Randomised (n=366) Sozinibercept 0.5 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=122 sham + 0.5 mg ranibizumab IVT Q4W x 6 n=121 Sozinibercept 2 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=123 Completed Study n=112 (91.8%) Completed Study n=116 (95.9%) Completed Study n=120 (97.6%) Analysed n=122 Analysed n=119 Analysed n=121 Analysis mITT Population Allocation ITT Population Screening

Phase 2b Primary and Secondary Endpoints Select Pre-specified Subgroups Primary Endpoint Key Secondary Endpoints Mean change from baseline in BCVA at week 24 Proportion of patients gaining ≥15 letters from baseline at week 24 Change in central subfield thickness (CST) from baseline at week 24 Change in intra-retinal and sub-retinal fluid from baseline to week 24 Safety and tolerability Predominantly classic, minimally classic, & occult lesions (Stratification Factor) Retinal Angiomatous Proliferation (RAP) detected/not detected at baseline Polypoidal Choroidal Vasculopathy (PCV) detected/not detected at baseline

Demographic/Baseline Disease Characteristic 2 mg sozinibercept + ranibizumab n=123 Mean Age – years ± SD 76.1 ± 9.48 78.8 ± 8.16 77.8 ± 8.82 Sex – n (%) Male 48 (39.7%) 49 (40.2%) 45 (36.6%) Female 73 (60.3%) 73 (59.8%) 78 (63.4%) Caucasian Race – n (%) 117 (99.2%) 119 (99.2%) 117 (97.5%) Mean Visual Acuity (BCVA) – letters ± SD 50.7 ± 10.21 51.1 ± 8.96 49.5 ± 10.26 Mean Total Lesion Area - mm2 ± SD 6.08 ± 3.21 6.48 ± 3.30 6.62 ± 3.39 Predominantly classic – n (%) 15 (12.4%) 15 (12.3%) 16 (13.0%) Minimally classic – n (%) 53 (43.8%) 51 (41.8%) 53 (43.1%) Lesion Type Occult - n (%) 53 (43.8%) 56 (45.9%) 54 (43.9%) PCV detected1 – n (%) 20 (16.5%) 24 (19.7%) 22 (17.9%) RAP detected2 – n (%) 15 (12.7%) 22 (18.5%) 14 (11.8%) Mean central subfield thickness (CST) - mm ±SD 412.10 ± 110.62 425.18 ± 120.45 414.12 ± 123.25 Sub-retinal fluid (SRF) present – % participants 89.3% 84.4% 87.8% Intra-retinal cysts present – % participants 57.9% 63.9% 56.1% Phase 2b Trial Demographics and Baseline Characteristics Intent-to-Treat (ITT) population; SD – standard deviation; BCVA – Best Corrected Visual Acuity 1PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography. 2RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography. Sham + ranibizumab n=121 0.5 mg sozinibercept + ranibizumab n=122

Sozinibercept 2 mg Combination Therapy Demonstrated Superiority in Visual Acuity over Ranibizumab Monotherapy Sham + 0.5 mg ranibizumab (n=119) 2 mg sozinibercept + 0.5 mg ranibizumab (n=121) 0.5 mg sozinibercept + 0.5 mg ranibizumab (n=122) Mean Change in BCVA (SEM) (Letters) Δ = +3.4 (p=0.0107) 20 15 10 5 0 0 4 8 16 20 24 12 Weeks Total Patient Population +14.2 +10.8 Phase 2b Primary Endpoint Achieved

To Maximize Probability of Success, Best Responding Phase 2b Patients Represents Primary Analysis Population in the Pivotal Phase 3 Trials Sham + 0.5 mg ranibizumab (n=87) 2 mg sozinibercept + 0.5 mg ranibizumab (n=88) +10.3 +16.1 Δ = +5.7 p = 0.0002* Occult & Minimally Classic Lesions (RAP Absent) *Unadjusted p-value Phase 2b demonstrated superior efficacy of +5.7 letter gain over standard of care, based on a pre-specified analysis This patient population (minimally classic & occult) represents ~75% of wet AMD patients 0 4 8 12 16 20 24 0 5 10 15 20 Weeks M e a n c h a n g e i n B C V A ( S E M ) ( l e t t e r s ) Mean Change in BCVA (SEM) (Letters)

Trial: Treatment: Number of Patients: 88 87 240 Baseline BCVA in Letters: 50.5 50.5 53.7 Control Arm in Phase 2b Overperformed MARINA Trial at Week 24 in in Similar Lesion Type Patient Population OPT PHASE 2B +Ran 0.5 q4w +Ran 0.5 q4w Ran 0.5 q4w Sozinibercept + ranibizumab Ranibizumab OPT PHASE 2B MARINA was a Phase 3 registrational trial. Baseline BCVA values across trials vary. Number of patients randomised to treatment group (n, bottom table). Mean change in Best Corrected Visual Acuity (BCVA) from baseline shown in ETDRS letters (top of bars). +5.7 Letter Gain Over Standard of Care MARINA Mean Change in BCVA from Baseline at Week 24 – Sozinibercept Phase 2b vs. MARINA Trial Occult and Minimally Classic Lesions

In a Disease Where Every Letter Counts, a Greater Proportion of Sozinibercept Patients Gained Substantial Vision and Fewer Experienced Vision Loss ≥15 Loss 10-14 Loss 5-9 Loss 1-4 Loss +0-5 Gain +6-10 Gain +11-15 Gain +16-20 Gain +21-25 Gain +26-30 Gain + >30 Gain Legend (ETDRS Letter Change from Baseline to Week 24) 2 mg sozinibercept + ranibizumab N=87 sham + ranibizumab N=85 >30 Letter Gain 9.2% >30 Letter Gain 2.4% Change from Baseline to Week 24 (ETDRS Letters, Individual Participants) Occult and Minimally Classic Lesions (RAP Absent) Vision Loss 2.3% Vision Loss 12.9%

Greater Proportion of Sozinibercept Patients Achieved Minimum Driving-level of Vision (≥20/40) Total Patient Population 18% relative increase compared to ranibizumab control Percentage of Participants with 20/40 Vision or Greater at Week 24 Occult and Minimally Classic, RAP Absent 42% relative increase compared to ranibizumab control

Modified Intent-to-Treat (mITT) population; as observed. IADL – Instrumental activities of daily living; ETDRS – Early Treatment Diabetic Retinopathy Study chart 1Christ SL, et al. “Longitudinal relationships among visual acuity, daily functional status, and mortality: the Salisbury Eye Evaluation Study.” JAMA Ophthalmol. 2014. Sozinibercept Reduced the Proportion of Patients Experiencing Vision Loss by 82% Occult and Minimally Classic Lesions (RAP Absent) 82% relative decrease compared to ranibizumab control Percentage of Participants with any Vision Loss ≥1 ETDRS Letter at Week 24 Decrease of 1 ETDRS letter per year increases mortality risk by 16%2 associated exclusively with IADL levels

Sozinibercept Reduced Retinal Thickness and Dried the Retina Better With Combination Therapy in Occult & Minimally Classic (RAP Absent) Patients Mean Change in CST Baseline to Week 24 Sham + 0.5 mg ranibizumab 2 mg sozinibercept + 0.5 mg ranibizumab % of Participants with IR Cysts at Week 24 % of Participants with SRF at Week 24 % Participants -180 -140 -100 -60 86 -133.5 85 -126.8 Mean Change in CST (SEM) (µm) 0 20 40 88 14.8 87 18.4 0 20 40 86 19.8 85 28.2 % Participants mITT; as observed; top of bar – statistic, bottom of bar – n. CST: Central Subfield Thickness; SRF: Subretinal fluid; IR: Intra-retinal.

Sozinibercept Demonstrated Greater CNV and Lesion Regression With Combination Therapy in Occult & Minimally Classic (RAP Absent) Patients mITT; as observed; top of bar – statistic, bottom of bar – n. CNV: Choroidal Neovascular. Mean Change in Total Lesion Area at Week 24 Mean Change in CNV Area at Week 24 -6 -4 -2 0 81 -4.4 80 -3.5 Mean Change in Total Lesion Area (SEM) (mm2) -6 -4 -2 0 81 -5.0 80 -3.9 Mean Change in CNV Area (SEM) (mm2) Sham + 0.5 mg ranibizumab (n=80) 2 mg sozinibercept + 0.5 mg ranibizumab (n=81)

Sozinibercept Demonstrated Superior Vision Gains in a Pre-Specified Subgroup of Hard-To-Treat PCV Lesion Patients Sham + 0.5 mg ranibizumab (n=20) 2 mg sozinibercept + 0.5 mg ranibizumab (n=22) Δ +6.7 p = 0.0253* 0 5 10 15 20 22 13.5 20 6.9 Mean Change in BCVA (SEM) (Letters) Polypoidal Choroidal Vasculopathy (PCV) is a difficult-to-treat wet AMD subtype; it is often described as the most prevalent form of wet AMD worldwide PCV is highly prevalent in Asian populations (up to ~60%), while ~8-13% prevalence in Caucasians Phase 3 ShORe and COAST trials enrolled patients with PCV1 PCV Lesions *Unadjusted p-value 1 Evaluated by color fundus photography (FP), fluorescein angiography (FA), and spectral domain optical coherence tomography (SD-OCT)

Pooled Safety for Completed Sozinibercept Trials Combination Therapy Well Tolerated and Comparable to Standard of Care Monotherapy N Participants (%) Sozinibercept Any dose* N=399 (N=1,842 injections) Sozinibercept 2 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Ocular TEAEs - Study Eye – related to study product(s) 41 (10.2%) 22 (8.4%) 20 (11.8%) Ocular TEAEs - Study Eye – Severe 4 (1.0%) 2 (0.8%) 2 (1.2%) Intraocular inflammation – Study Eye 71,2,3 (1.8%) 31 (1.1%) 31 (1.8%) Participants with AEs leading to treatment discontinuation 42,4-6 (1.0%) 14 (0.4%) 27,8 (1.2%) Any APTC event 44,5,9,10 (1.0%) 35,9,10(1.1%) 211,12 (1.2%) Deaths 210,13 (0.5%) 210,13 (0.8%) 214,15 (1.2%) 1Transient anterior chamber cell (trace 1-4 cells); 2 SAE of endophthalmitis, with AE’s of hypopyon and anterior chamber cell (n=1; 0.5 mg); 3 SAE of vitritis (n=1; 0.5 mg); 4Non-fatal myocardial infarction; 5Cerebrovascular accident; 6Enteritis; 7Abdominal pain; 8Increased IOP; 9 Non-fatal angina pectoris; 10Fatal congestive heart failure/myocardial infarction; 11Non-fatal arterial embolism; 12Embolic stroke; 13Metatstaic ovarian cancer; 14 Pneumonia; 15 infective endocarditis. *Any dose (sozinibercept 0.3 mg, 0.5 mg, 1 mg or 2 mg) **Masked data represent pooled data from both sozinibercept combination and standard of care monotherapy treatment arms.  The Phase 3 clinical trial masked data are incomplete and subject to additional analysis once unmasked.  There is no assurance that standard of care monotherapy in our Phase 3 clinical trials will yield similar results to our prior clinical trials or previously published clinical trials with anti-VEGF-A monotherapies.  As a result, there can be no assurance that topline results for sozinibercept from the Phase 3 clinical trial, if completed, will be consistent with results from masked data available to date. Pooled safety analysis of 399 patients for completed sozinibercept trials Data Monitoring Committee (“DMC”) regularly reviews data from ongoing Phase 3 COAST and ShORe studies Safety data from our completed sozinibercept trials show sozinibercept combination therapy has a safety and tolerability profile comparable to standard of care anti-VEGF-A monotherapy. Masked data from patients that have completed the week 52 visit in the ongoing Phase 3 clinical trials show greater mean BCVA increases from baseline than results with standard of care anti-VEGF-A monotherapy from Opthea’s Phase 2b study**

N Participants (%) Sozinibercept Any dose* N=399 (N=1,842 injections) Sozinibercept 2 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Intraocular Inflammation1 7 (1.8%) 3 (1.1%) 3 (1.8%) OPT-302-1001 (Phase 1/2a wet AMD) 2 0 0 Uveitis with anterior chamber cell 1+ 1 0 0 Uveitis with anterior chamber cell 2+ 1 0 0 OPT-302-1002 (Phase 2b wet AMD) 3 1 2a Endophthalmitis with anterior chamber 1+ and hypopyon 1 0 0 Vitritis 1 0 0 Anterior chamber cell, trace 1 1 2a OPT-302-1003 (Phase 1b/2a DME) 2b 2b 1 Iritis with keratic precipitates and anterior chamber cell 2+ 1 1 0 Iritis with anterior chamber cell 2+ 0 0 1 Anterior chamber cell 4+, associated with cataract extraction/ intraocular lens implant and hyphema 1b 1b 0 Intraocular Inflammation Observed in Combination Therapy Across Completed Sozinibercept Trials Similar to Standard of Care Safety population 1AEs observations considered to be indicative of intraocular inflammation, defined prior to database lock aObserved during ophthalmic examination, but not reported as TEAEs bConsidered associated with lens extraction and not reported as TEAEs

Phase 3 Clinical Program Is Informed by Phase 2b Results and Optimized for Success Hierarchical primary analysis first conducted in the high-responding occult and minimally classic population (RAP absent), followed by total patient population Two robust pivotal trials studying sozinibercept in combination with Eylea® and Lucentis® in treatment naïve patients with wet AMD Phase 3 designed to support broad label for use in combination with any VEGF-A inhibitor for all wet AMD patients (treatment naïve and prior treated)

Phase 3 Wet AMD Trials COAST and ShORe Are Well Advanced Topline Data Anticipated for COAST in Early 2Q CY 2025 and ShORe in Mid-CY2025 Design Multi-center, double-masked, randomized (1:1:1), sham control Treatment naïve wet AMD patients Regulatory Quality ~90% power, 5% type I error rate Sample Size COAST n=998; ShORe n=986 Comparators 2 mg Eylea® q8w (COAST) & 0.5 mg Lucentis® q4w (ShORe)

Phase 3 Primary and Secondary Endpoints Primary Efficacy Endpoint at Week 52 to Support BLA Submission Primary Endpoint Key Secondary Endpoints (Baseline to Week 52) Mean change from baseline in BCVA at week 52 Proportion of participants gaining ≥15 letters Proportion of participants gaining ≥10 letters Change in choroidal neovascularization area Proportion of participants with absence of both sub-retinal fluid and intra-retinal cysts

Phase 3 Trial Design Supports Potential Broad Label for Use With Any Anti-VEGF-A Therapy Ranibizumab q4w + Sozinibercept q4w Ranibizumab q4w + Sham q4w Ranibizumab q4w + Sozinibercept q8w Aflibercept q8w + Sozinibercept q4w Aflibercept q8w + Sham q4w Aflibercept q8w + Sozinibercept q8w Safety Follow-up Week 100 Standard of care administered according to approved dosing schedule: aflibercept (2 mg IVT q8w after 3 loading doses) and ranibizumab (0.5 mg IVT q4w after 3 loading doses). Sozinibercept dosed at 2 mg. Note that Sham administered at visits when sozinibercept is not administered. Maintenance dosing continued through end of the safety follow-up. Safety Follow-up Week 100 Aflibercept + Sozinibercept q4w Aflibercept + Sozinibercept q4w Aflibercept + Sham q4w Ranibizumab + Sozinibercept q4w Ranibizumab + Sozinibercept q4w Ranibizumab + Sham q4w Wet AMD Tx-Naïve Patients N=986 Enrollment Complete Enrollment Complete Maintenance Dosing (40w) Loading Dosing (12w) Efficacy Phase Maintenance Dosing (40w) Loading Doses (12w) Efficacy Phase Wet AMD Tx-Naïve Patients N=998 Topline Data Anticipated in Early 2Q CY2025 Primary Efficacy Endpoint Week 52 Primary Efficacy Endpoint Week 52 Topline Data Anticipated in Mid-CY2025

Advancing Therapeutic Innovations to Transform Patient Outcomes with Superior Vision Gains We are dedicated to advancing sozinibercept to improve patients’ visual outcomes Clinical Milestones Manufacturing Scale-up Regulatory Preparations Commercial Readiness Phase 3 program enrolled 1,984 patients across COAST and ShORe Topline data anticipated for COAST in early 2Q CY2025 and ShORe in mid-CY2025 FDA Fast Track designation allows rolling submission of completed BLA modules DS PPQ campaign completed Sep-2024; update on DP PPQ in early CY2025 PPQ validation batches supportive of BLA filing and launch Strengthen medical expert engagement and develop market access strategy Complete development of product launch plan Next Steps DS: Drug Substance; DP: Drug Product

Recent Financings Anticipated to Provide Cash Runway Through Both Pivotal Topline Data Readouts Financial Overview Ticker OPT (ASX/NASDAQ) Shares Outstanding1 Ordinary Shares: 1,231.1M ADS equivalents: 153.9M Cash/Cash Equivalents2 US$207.3M Offices Melbourne, Australia Princeton, NJ Development Funding Agreement (DFA) Total funding drawn under DFA: US$170M Provides non-dilutive funding for development of sozinibercept If sozinibercept is approved, repayment is capped at 4x investment and split between fixed payments and variable payments at 7% of revenues No amounts owed if the clinical trials do not meet the primary endpoint or if regulatory approval is not received3 1As of June 30, 2024, pro-forma for the 2024 Retail Entitlement Offer which closed in July 2024. 2Includes $172.5M as of June 30, 2024 and $34.8M net proceeds from the 2024 Retail Entitlement Offer which closed in July 2024. 3In certain circumstances, upon or following the termination of the DFA, the Company may owe the DFA investors a multiple of amounts paid to the Company under the DFA. Please refer to the description of the DFA included in the Company’s Form 6-K filed with the SEC on August 15, 2022 and the DFA filed as Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on September 29, 2022 for more information. Note: Additional funding will be required to reach commercialization of sozinibercept and to meet obligations under the Development Funding Agreement ("DFA"). As a result of obligations under the DFA and applicable law regarding liquidity, the Company expects to raise or obtain additional capital in one or more transactions, earlier than 3Q CY 2025 or anticipated topline data readout dates.

Addressing unmet medical need of improved efficacy in large wet AMD patient population in a potential ~$15B market 1 Sozinibercept Will Not Compete Head-to-Head with Anti-VEGF-A Differentiated Combination Approach Targeting Better Visual Outcomes Drives Commercial Value First and only therapy to have demonstrated superior visual outcomes over anti-VEGF-A therapy with a novel and highly differentiated MOA Only asset in near or long-term pipeline with potential to disrupt treatment paradigm on basis of efficacy in wet AMD Concentrated prescriptions in U.S. enables potential self-commercialization opportunity with lean and targeted organization 2 3 4 MOA – Mechanism of Action